                                    Exhibit 1

RANDGOLD RESOURCES LIMITED
REPORT FOR THE QUARTER ENDED 31 MARCH 2003


- Net profit of US$17.1 million for the quarter further strengthens balance sheet
-   Strong operational performance provides platform for growth
- Attributable production of 95 368 ounces at a cash operating cost* of US$65/oz and at a total cash cost* of US$88/oz
- Morila drilling of high grade axis and orebody extensions enhances definition
-   Loulo updated opencast feasibility study presented to Malian government
-   Drill testing of prioritised targets to commence in the Morila region
-   Delineation drilling defines potential resource at Loulo 0 west
-   Option to purchase Syama granted at US$75 000 per month


CONSOLIDATED INCOME STATEMENT

                              Unaudited      Unaudited      Unaudited
                                quarter        quarter        quarter
                                  ended          ended          ended
                                31, Mar        31, Mar        31, Dec
US$000                             2003           2002           2002

Gold sales revenue               31,586         17,423         44,186

Cost of sales
Production costs                  6,521          6,259          8,351
Transport and refinery
  costs                             115            108            185
Transfer to deferred
  stripping cost                   (373)        (1 361)        (1 642)
Cash operating costs*             6,263          5,006          6,894

Royalties                         2,207          1,210          3,133
Total cash costs*                 8,470          6,216         10,027

Profit from mining
  activity*                      23,116         11,207         34,159

Depreciation and
  amortisation                    2,313          1,948          2,333
Exploration and corporate
  expenditure                     2,810          2,101          5,336
Profit from operations*          17 993          7 158         26 490

Interest received                    71             35            101
Interest expense                   (542)          (968)          (744)
Profit/(loss) on financial
  instruments                      (276)        (1,131)           347
Other income and (expenses)        (219)        (1,606)           126
Profit on ordinary
  activities before taxes
  and minority interess          17,027          3,488         26,320

Income tax                            -              -              -
Minority shareholders'
  interest                           79             21            122
Net profit                       17,106          3,509         26,442

Basic earnings per
  share (US$)                      0.61           0.16           0.96
Fully diluted earnings
  per share (US$)                  0.61           0.15           0.95
Average shares in
  issue                      27,821,049     22,507,028     27,643,073

* Refer to pro forma information provided below

CONSOLIDATED BALANCE SHEET

                                Unaudited   Unaudited     Audited
                                       at          at          at
                                  31, Mar     31, Mar     31, Dec
US$000                               2003        2002        2002

Assets
Cash and equivalents               80,803      10,620      59,631
Restricted cash**                   4,533       4,474       4,526
Receivables                        10,079      13,775      14,262
Inventories                        11,809      10,460      11,601
Total current assets              107,224      39,329      90,020

Property, plant and equipment
  Cost                            169,818     165,092     168,540
  Accumulated
   depreciation                   (94,417)    (85,287)    (92,104)
Net property, plant and
  equipment                        75,401      79,805      76,436

Other long-term assets              7,775       3,721       7,402
Total assets                      190,400     122,855     173,858

Bank overdraft                      1,337       1,954       1,170
Accounts payable and
  accrued liabilities              18,239      18,982      20,564
Total current liabilities          19,576      20,936      21,734

Provision for environmental
  rehabilitation                    5,044       4,412       4,972
Liabilities on financial
  instruments                       5,777       7,498       7,530
Long-term loans                    18,890      58,009      19,307
Loans from outside
  shareholders in
  subsidiaries                      1,251       1,522       1,330
Total long-term
  liabilities                      30,962      71,441      33,139

Total liabilities                  50,538      92,377      54,873
Shareholders' equity              139,862      30,478     118,985
Total liabilities and
  shareholders' equity            190,400     122,855     173,858

** Note: This is the amount relating to the N.M. Rothschild & Sons Limited debt service reserve account. The amount is held in escrow for the partial repayment of the Morila project loan.

CONSOLIDATED CASH FLOW STATEMENT

                                           Unaudited     Audited
                                             quarter     quarter
                                               ended       ended
                                             31, Mar     31, Dec
US$000                                          2003        2002

Net cash generated from operations            21,134       4,480
Net cash utilised in investing
  activities                                  (1,285)     (2,016)
Net cash generated by/(utilised in)
  financing activities
  Ordinary shares issued                       1,712         365
  (Decrease)/increase in long-term
  borrowings                                    (556)        862
  Increase in bank overdraft                     167         246
Net increase in cash and cash
  equivalents                                 21,172       3,937
Cash and cash equivalents at beginning
  of period                                   59,631       6,683
Cash and cash equivalents at end
  of period                                   80,803      10,620


CONSOLIDATED STATEMENT ON CHANGES IN EQUITY

    Number                                          Accumu-
        of       Share       Share       Other        lated       Total
  ordinary     capital     premium    reserves       losses      equity
    shares      US$000      US$000      US$000       US$000      US$000

Balance - 31, Dec 2001
22,461,630       2,246     161,830      (1,745)    (131,834)     30,497

Net profit - Mar 2002
         -           -           -           -        3,509       3,509

Movement on cash flow hedges
         -           -           -      (3,893)           -      (3,893)

Share options exercised
   136,194          12         353           -            -         365

Balance - 31, Mar 2002
22,597,824       2,258     162,183      (5,638)    (128,325)     30,478

Balance - 31, Dec 2002
27,663,740       2,766     190,618      (8,293)     (66,106)    118,985

Net profit - Mar 2003
         -           -           -           -       17,106      17,106

Movement on cash flow hedges
         -           -           -       2,059            -       2,059

Share options exercised
   471,926          47       1,665           -            -       1,712

Balance - 31, Mar 2003
28,135,666       2,813     192,283      (6,234)     (49,000)    139,862


PRO FORMA INFORMATION

The Company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented.

Total cash costs as defined in the Gold Institute Industry Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.


RECONCILIATION TO US GAAP

The interim condensed financial statements presented above have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out below.

                                 Quarter     Quarter     Quarter
                                   ended       ended       ended
Reconciliation of Net            31, Mar     31, Mar     31, Dec
  Income (U$000)                    2003        2002        2002

Net income under IAS              17,106       3,509      26,442
Share option compensation
  adjustment                         195        (588)     (5,991)
Provision for
  rehabilitation                       -         (40)        (76)
Net income under US GAAP
  before cumulative effect
  of change in accounting
  principle                       17,301       2,881      20,375
Cumulative effect of
  change in accounting
  principle                          214           -           -
Net income under US GAAP          17,515       2,881      20,375
Movement in cash flow
  hedges during the
  period                           2,059      (3,893)     (1,703)
Comprehensive income/
  (loss) Under US GAAP            19,574      (1,012)     18,672
Basic earnings per share
  under US GAAP (US$)               0.62        0.13        0.74
Fully diluted earnings
  per share under US GAAP
  (US$)                             0.62        0.12        0.73

Reconciliation of                  As at       As at       As at
  Shareholders' Equity           31, Mar     31, Mar     31, Dec
  (U$000)                           2003        2002        2002

Shareholders' equity
  under IAS                      139,862      30,478     118,985
Provision for
  rehabilitation                       -        (178)       (214)
Shareholders' equity
  under US GAAP                  139,862      30,300     118,771

Roll forward of shareholders'
  equity under US GAAP
Balance as at
  1 Jan 2003                     118,771      30,359
Net income under
  US GAAP                         17,515       2,881
Movement on cash flow
  hedges                           2,059      (3,893)
Share options exercised            1,712         365
Share option compensation
  adjustment                        (915)        588
Shareholders' equity
  under US GAAP at
  31 Mar 2003                    139,862      30,300

ACCOUNTING POLICIES

The interim condensed financial statements in this report have been prepared in accordance with the Group's accounting policies, which are in terms of International Financial Reporting Standards and are consistent with the prior period.

The consolidated financial information includes the interim financial statements of the Company, its subsidiaries and the Morila joint venture, which comply with IAS 34.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method and under this method, the proportion of assets, liabilities, income and expenses and cashflows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided as the source and nature of the enterprises risks and returns are not governed by more than one segment due to the closing down of Syama.


FINANCIAL INSTRUMENTS

The remaining financial instruments at 31 March 2003 are held by the Morila company and relate to derivatives taken out as part of the project finance arrangements. Randgold Resources' attributable share is as follows:

* 97 376 ounces sold forward at a fixed price of US$275/oz over the period April 2003 to December 2004;

* 34 469 ounces of purchased call options for the same period at prices between US$350/oz and US$360/oz.

At present prices, the percentage of production which is hedged is approximately 19% for the next two calendar years. If the gold price is above US$350/oz the percentage of hedged production falls to 13%. With a gold price of US$360/oz, this reduces further to 12%. After 2004 all sales will be fully exposed to the spot gold price. The facility is margin free.


COMMENTS

Net profit for the quarter was US$17.1 million resulting in earnings per share of US$0.61. This was almost five times higher than the net profit achieved for the corresponding period in 2002. Net profit for the December 2002 quarter was US$26 million largely as a result of exceptionally high grades at Morila of 17 g/t. Grades for the quarter were down from these exceptionally high levels, but remained in line with management's expectations. Revenues were impacted positively by a higher received gold price of US$338/oz and operating profit margins remained above 70%. Profit from mining activity was US$23.1 million compared to US$11.2 million for the corresponding quarter in 2002 and US$34.1 million in the previous quarter.

The strong profits for the quarter further strengthened the balance sheet. The main balance sheet movements for the quarter ended 31 March 2003 are an increase in cash and shareholders' equity reflecting the attributable earnings from Morila.

The decrease in liabilities on financial instruments is the result of the movement on the mark-to-market value of the financial instruments.

The Company received its fifth distribution from Morila of US$24 million at the beginning of February 2003. A further dividend of US$18.8 million was received at the beginning of May 2003.


OPERATIONS MORILA

The Morila mine continues to produce satisfactory results. Production for the quarter was 238 421 ozs and head grade was in line with forecast for the quarter but lower than the previous quarter.

Plant throughput comfortably exceeded design parameters and totaled 830 477 tons for the quarter, showing the positive effects of "mine to mill" optimisation. The total cash operating cost* for the quarter was US$65/oz and the total cash cost* was US$88/oz.

Results have been received from limited drilling in the high grade axis confirming the previously intersected high grades. They indicate the amount of high grade ore particularly in the northern target is more than originally expected and consequently this could result in a positive impact on production in the future. Close spaced reverse circulation drilling will now be undertaken to drill out the remaining area in the high grade zone, in order to more closely define mineable grades.

The capital expansion programme has been approved and construction has commenced on the project which is planned to increase production above the 330 000 tons per month level.

MORILA RESULTS

                              Quarter     Quarter     Quarter
                                ended       ended       ended
                              31, Mar     31, Mar     31, Dec
                                 2003        2002        2002
Mining
Tons mined (000)                5,957       8,096       6,063
Ore tons mined (000)            1,223         975         542

Milling
Tons processed (000)              830         733         669
Head grade milled (g/t)          9.75        6.51        17.1
Recovery (%)                     93.7        92.0        88.4
Ounces produced               238,421     148,996     325,273
Average price received
  (US$/ounce)                     338         291         316
Cash operating cost*
  (US$/ounce)                      65          80          54
Total cash costs*
  (US$/ounce)                      88         104          78
Cash profit (US$000)           57,790      28,018      85,398

Attributable (40%)
Ounces produced                95,368      59,598     130,109
Cash profit (US$000)           23,116      11,207      34,159

* Refer pro forma information provided above.


DISCONTINUED OPERATION - SYAMA

Randgold Resources has entered into an option agreement with the Australian mining company, Resolute Mining Limited, over its interest in the Syama mine in Mali. In terms of the agreement, Resolute have been given a 12 month period in which to conduct a full due diligence over Syama.

Resolute will pay Randgold Resources a US$75 000 monthly option fee, the first of which was received on 25 April 2003, and can terminate the agreement on one month's notice. If it exercises the option within the 12 month period it will pay Randgold Resources US$6 million and take on up to US$7 million in Syama liabilities. In addition, subject to the gold price being above US$350/oz, a royalty will be payable on gold produced from the Syama project of US$10 per ounce for the first million ounces and US$5 per ounce for the next three million ounces.

Care and maintenance activities continued in the quarter.

SYAMA INCOME STATEMENT

                            Unaudited   Unaudited   Unaudited
                              quarter     quarter     quarter
                                ended       ended       ended
                              31, Mar     31, Mar     31, Dec
(US$000)                         2003        2002        2002

(Loss) from operations              -           -           -
Interest expense                    -           -           -
(Loss) on financial
  instruments                       -      (1,093)          -
Other expenses net of
  other income                   (335)       (689)     (1,489)
(Loss) on ordinary
  activities before taxes        (335)     (1,782)     (1,489)
Income tax                          -           -           -
Net (loss)                       (335)     (1,782)     (1,489)

PROJECTS AND EVALUATION

Loulo Project - Updated Feasibility Study

The updated feasibility study based on opencast reserves only was completed in the quarter and submitted to our partner, the Malian government (20% share).
The major issue highlighted from the recent work was the disparity between the opencast reserve base and estimated project infrastructure costs, both operational and regional. Progress is being made on three fronts in this regard. Firstly, we have commenced with a further drilling campaign to convert more of the large resource base to reserves, both on new targets and at depth underlying the existing pits. Secondly, we have reached agreement with Nevsun whereby our two companies, under the leadership of Randgold Resources, have agreed to jointly initiate a study which will investigate possible synergies and whether there is a commercial logic to integrating our respective gold projects in the region utilising as much shared operational infrastructure as possible. Thirdly, we are progressing discussions with government towards the goal of a more equitable share of the project revenue between Government and Randgold Resources. In this regard indications are that Government is prepared to fund certain of the infrastructural requirements for development of the gold mining potential in this region.

Tongon Project

We are pleased that progress has been reported by the parties involved regarding a lasting political solution for the current conflict in the Cote d'Ivoire. While the next phase of drilling has been planned and budgeted, it is still on hold pending a lasting resolution of the conflict in the area.


EXPLORATION ACTIVITIES

During the last quarter, activities included diamond drilling at the Loulo project and Morila mine lease, re-establishment of exploration in Tanzania, good progress with Morila Region and Senegal and the pursuit of new opportunities in both West and East Africa.

On the Morila mine permit, delineation drilling commenced on the western margin of the current orebody where, as reported last quarter, exploratory work confirmed the continuation of the flat-lying mineralised structure. The current programme of 17 holes (6 255 metres) is designed to delineate the geology and improve our ability to model the mineralisation over a 750 metre by 1 kilometre area west of the current pit. An encouraging drill intercept of 19 metres @ 2.1 g/t was also returned from a hole drilled 200 metres south of the current pit and further drilling will be undertaken in this area. Finally drilling programmes to test the NW and San Extension targets, which are located 3 and 6 kilometres northwest of the current orebody, will follow on from the extension drilling.

In the Morila region, but outside the joint venture with AngloGold, exploration work remains focused on defining conceptual targets with potential to host Morila style mineralisation and the 21 targets reported last quarter have been reduced to 17. Four of these have been prioritised and drill testing is planned to start on the first target during the current quarter. The priority targets are all hosted within greywackes with shallow dipping foliations and associated quartz veining reminiscent of the hangingwall zone at Morila. At the Ntiola Target, a reconnaissance trench returned intervals of 15 metres @ 2 g/t and 5 metres @ 2 g/t from greywackes in close contact with a diorite body. At the Dialakoro Target, pitting has intercepted multiple shallow dipping quartz veins with values of 1 to 7.5 g/t.

At Loulo, a nine hole delineation drilling programme on the Loulo 0 west target outlined a potential new resource by highlighting two mineralised zones, each with true widths averaging 9 metres and intercepts grading 1.6 to 5.0 g/t over a 500 metre strike length. Mineralisation is still open to the north and interhole spacing is 100 metres. Loulo 0 west locates 350 metres west of and in the hangingwall to the Loulo 0 orebody. A Phase 2 definition drilling programme, designed to confirm and upgrade the resource potential and reduce interhole spacing to approximately 50 metres, has commenced. A drilling programme to extend the underground resources both at Loulo 0 and Yalea will follow. Elsewhere on the Loulo permit exploration work continues to focus on defining new targets along the 15 kilometre Yalea shear structure as well as delineating higher grade (+ 3.5 g/t) satellite bodies at Loulo 3 and Baboto.

In Senegal, deepening of trenches within the TA target, Tomboronkoto permit, returned good intercepts of 39 metres @ 2.7 g/t and 32 metres @ 4.7 g/t from a quartz vein stockwork in granodiorite. Exploration work to date has outlined continuous mineralisation over an E - W trending zone of 800 metres where the focus is on target definition for drill testing later this year.

The Company has re-established active exploration activities in Tanzania with the acquisition of three prospecting licences in the Musoma Mara region and the opening of an office in Mwanza. A further 16 licence applications are pending.

CORPORATE AND NEW BUSINESS

The Company is actively pursuing a number of new business opportunities. To this end, ten confidentiality agreements were signed in the quarter. A number of due diligences have been carried out or are in progress on opportunities in East, Central and West Africa as well as in Europe. These are both at exploration and feasibility level.

On behalf of Randgold Resources Limited


R A R Kebble                            D M Bristow
Chairman                            Chief Executive


14 May 2003


Registered office:
La Motte Chambers, La Motte Street, St Helier, Jersey JEI IBJ, Channel Islands * London Office: 100 Piccadilly, London W1J 7NH

Web-site:
www.randgoldresources.com

Registrars:
Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents:
Computershare Services Plc, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor & media relations:
For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Fax +27(11) 728-2547, e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of the Syama. Randgold Resources assumes no obligation to update information in this release.